REVIEWED FINANCIAL STATEMENTS

Vuba, Inc.

For the year ended on December 31st, 2019 and for the period
from May 14th, 2018 (inception date) and December 31st, 2018
With Independent Accountant Review Report

Vuba, Inc.
Index to the Financial Statements

Independent Accountant Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Vuba, Inc (a corporation), which comprise the balance sheets as of December 31st, 2019 and 2018 , and the related statements of income, changes in shareholder's equity and statements of cash flows for the year 2019 and for the period from May 14th, 2018 to December 31st, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. Without qualifying the opinion, we would like to draw the attention to the Note 7 of the financial statements "Related Party transactions". The Company has incurred compensation expenses with the shareholders, however, has not evaluated tax reporting and withholding aspects of these accounting entries.

Rimas Vaitauskas, CPA

Three Bridges, New Jersey

Rimas Vaitauskas, CPA

October 2nd, 2020

See independent accountant's review report and accompanying notes to financial statements.

VUBA, INC
BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

		2019	2018
ASSETS		**2019**	**2018**
CURRENT ASSETS			
Cash and cash equivalents	$	480	0
Related party receivable	$	1,000	0
Total current assets		1,480	0
TOTAL ASSETS	$	1,480	0
CURRENT LIABILITIES			
Accounts Payable	$	72,493	0
Loan – Related party - Laura Muller		2,785	0
PRT Consulting Loan		1,000	0
Total current liabilities		76,278	0
TOTAL LIABILITIES		76,278	0
SHAREHOLDERS' EQUITY			
Capital Stock	$	50,500	0
Retained earnings		(125,297)	0
Total Shareholders' Equity	$	(74,797)	0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,480	0

See independent accountant's review report and accompanying notes to financial statements.

VUBA, INC
STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM MAY 14, 2018 (INCEPTION) TO DECEMBER 31, 2018

		2019	2018
REVENUE			
Sales	$	-	-
Total operating income		-	-
COST OF GOODS SOLD			
Cost of Goods Sold		-	-
GROSS PROFIT	$	0	0
OPERATING EXPENSES			
Bank Service Charges		95	-
Interest Expense		629	-
Licenses & Fees		120	-
Meals and Entertainment		2,526	-
Payroll Expenses – Related parties (See Note 7)		90,424	-
Printing		1,072	-
Professional Fees		403	-
Telephone Expense		20	-
Travel Expense		20,571	-
Payroll Taxes		9,218	-
Subscriptions & Dues		220	-
Total operating expenses		125,297	-
Income from operations		(125,297)	0
NON-OPERATING INCOME			
Taxes		0	0
Total non-operating income		0	0
NET INCOME (LOSS)	$	(125,297)	0

See independent accountant's review report and accompanying notes to financial statements.

VUBA, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM MAY 14, 2018 (INCEPTION) TO DECEMBER 31, 2018

	Total	Issued Common Stocks		Additional Paid-In Capital	Retained Earning Owner Equity
		Number	Amount		
BALANCE MAY 14, 2018	$ 0	-	-	$ -	$ -
NET INCOME (LOSS)	$ -				$
BALANCE DECEMBER 31, 2018	$ -		$ -	$ -	$ -
CONTRIBUTION	$ 50,500	2,020,000	$ 50,500	$ -	$ -
NET INCOME (LOSS)	$ (125,297)				$ (125,297)
BALANCE, DECEMBER 31, 2019	$ (74,797)	2,020,000	$ 50,500	$ -	$ (125,297)

See independent accountant's review report and accompanying notes to financial statements.

VUBA, INC
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM MAY 14, 2018 (INCEPTION) TO DECEMBER 31, 2018

		2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (loss)	$	(125,297)	0
Adjustments to reconcile net loss to net cash			
provided by operating activities:			
Changes in operating assets and liabilities:			
Related party receivable		(1,000)	-
Accounts Payable		72,423	-
			-
			-
Net cash provided by operating activities		(53,805)	0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Issuance of the Capital Stock		50,500	-
Net cash provided by investing activities		50,500	0
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loans			
Loan – Laura Muller		2,785	
Loan – PRT Consulting		1,000	
Net cash provided by financing activities		3,785	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	480	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	480	0

See independent accountant's review report and accompanying notes to financial statements.

5

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Vuba, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Colorado. The Company was incorporated on May 14th, 2018 and started operating activities in 2019.

Vuba is a company that has a vision of developing a smart city mobility infrastructure that will provide public transportation. The solution has a vision of deployment of driverless electric vehicles. The Company also has a vision that such public transportation will be powered by the futuristic technologies that involve a combination of solar energy generation and storage.

NOTE 2:   *GOING CONCERNING MATTERS:*

Basis of Presentation and Use of Estimates:
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company incurred a net operating loss of $125,297 during 2019.

The management has plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Specifically, the company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 2nd, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

See independent accountant's review report and accompanying notes to financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Colorado.

NOTE 4:   *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 12,000,000 shares of $0.00025 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31st, 2019, 2,020,000 shares have been issued and are outstanding, with 1,000,000 shares to Paul M. Klahn, 1,000,000 shares to Peter Muller, and 20,000 shares to Laura Muller.

NOTE 5:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 6: ***CONCENTRATION OF CREDIT RISK:***

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 7: ***RELATED PARTY TRANSACTIONS***

As of December 31st, 2019, the Company had a $1,000 receivable from Paul Klahn. In addition to that, the Company owed Laura Muller $2,785.

All the payroll expenses are inccurred to the employees who are also existing shareholders of the Company.

The Company also owed $30,000 to each of the shareholders – Paul Klahn and Peter Muhler. Such payables were accrued as part of compensation recognition, and represents expenses incurred but not yet paid. The Company has not evaluated tax accounting and withholding aspects and does not believe that the impact of such adjustments would be material to the financial statements.

NOTE 8: ***SUBSEQUENT EVENTS:***

Management considered events subsequent to the end of the period but before October 2nd, 2020, the date that the financial statements were available to be issued.

In the second quarter of 2020, the Company has received payments of $3,000 and $32,398, representing the loans and funds related to the Paycheck Protection program. The Company has not yet made a final determination on how such cash receipts will be accounted in 2020.

See independent accountant's review report and accompanying notes to financial statements.